SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                            James River Coal Company
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    470355207
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
              Pirate Capital LLC 200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 8, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      470355207              SCHEDULE 13D         PAGE 2 OF 9 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    542,105
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,323,999
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,323,999
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.9%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP NO.       470355207             SCHEDULE 13D         PAGE 3 OF 9 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,323,999
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,323,999
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,323,999
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP NO.      470355207              SCHEDULE 13D         PAGE 4 OF 9 PAGES
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ITEM 1.           SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares ("Shares") of common stock, $0.01 par value, of James River Coal Company (the "Issuer"). The principal executive office of the Issuer is located at 901 East Byrd Street, Suite 1600, Richmond, Virginia 23219.


ITEM 2.           IDENTITY AND BACKGROUND

(a) This statement is filed by Pirate Capital LLC, a Delaware limited liability company and Thomas R. Hudson Jr. (the "Reporting Persons"). Each of the Reporting Persons is deemed to be the beneficial owner of an aggregate of 1,323,999 Shares, which Shares are held by Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Mint Master Fund Ltd. (the "Holders"). The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(b) The principle business address of the Reporting Persons is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854.

(c) The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole owner and Managing Member of Pirate Capital LLC.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Thomas R. Hudson Jr. is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $52,353,539.25 was paid to acquire the Shares.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Shares believing them to be materially undervalued.

       Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to their investment in the Issuer, and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of
Schedule 13D.


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CUSIP NO.      470355207              SCHEDULE 13D         PAGE 5 OF 9 PAGES
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ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         (a) As of the close of business on November 16, 2005, the Reporting Persons beneficially owned 1,323,999 Shares, constituting approximately 7.9% of the Shares outstanding.

         The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 16,788,380 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

         (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and Mint Master Fund, Ltd., Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the 542,105 Shares held by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between Pirate Capital LLC and Jolly Roger Offshore Fund, LTD, Pirate Capital LLC has dispositive power with respect to all of the 781,894 Shares held by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund LTD, Thomas R. Hudson Jr. has voting power with respect to the 781,894 Shares held by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital, LLC has voting power or dispositive power; thus giving him an aggregate of shared voting and shared dispositive power with respect to 1,323,999 Shares and giving Pirate Capital LLC shared voting power with respect to 542,105 Shares and shared dispositive power with respect to 1,323,999 Shares.

         (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days. All of the Shares were purchased in open market transactions.

Jolly Roger Fund LP

Trade Date        Shares Purchased (Sold)             Price per Share
----------        -----------------------             ---------------

09/20/05          (1,500)                             $52.25
09/21/05          (1,000)                             $52.01
09/28/05          (5,000)                             $50.80
10/04/05          7,200                               $48.50
10/05/05          5,000                               $47.16
10/06/05          3,000                               $44.57
11/08/05          25,000                              $42.37
11/08/05          50,000                              $42.40
11/08/05          287,410                             $42.07
11/09/05          10,000                              $41.96

Jolly Roger Offshore Fund LTD

Trade Date        Shares Purchased (Sold)             Price per Share
----------        ----------------                    ---------------
09/16/05          (31,000)                            $50.52
09/19/05          (9,000)                             $51.51
09/21/05          (3,400)                             $52.01
09/26/05          (4,300)                             $51.00
09/28/05          (20,000)                            $50.80
10/03/05          (6,300)                             $50.95
10/06/05          12,000                              $44.57
10/18/05          5,000                               $44.35
11/08/05          175,000                             $42.07
11/09/05          40,000                              $41.96


Mint Master Fund Ltd.

Trade Date        Shares Purchased (Sold)             Price per Share
----------        ----------------                    ---------------
11/11/05          25,000                              $40.69


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CUSIP NO.      470355207              SCHEDULE 13D         PAGE 6 OF 9 PAGES
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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

         On November 17, 2005, the Reporting Persons entered into a Joint Acquisition Statement, in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares. A copy of such statement is attached hereto as Exhibit A. Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A. Joint Acquisition Statement, dated November 17, 2005.


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CUSIP NO.      470355207             SCHEDULE 13D           PAGE 7 OF 9 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 2005


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Portfolio Manager

                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.



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CUSIP NO.      470355207             SCHEDULE 13D           PAGE 8 OF 9 PAGES
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                                  EXHIBIT INDEX

1. Exhibit A. Joint Acquisition Statement, dated November 17, 2005.


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CUSIP NO.      470355207             SCHEDULE 13D           PAGE 9 OF 9 PAGES
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                                    Exhibit A

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)

        The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  November 17, 2005





                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Portfolio Manager

                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.